EXHIBIT 99.1

Brookfield Asset Management Announces Strong Third Quarter Results, Regular Dividend and the Launch of BAM Reinsurance

BROOKFIELD, NEWS, Nov. 12, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended September 30, 2020.

Bruce Flatt, CEO of Brookfield, stated, “Our third quarter results reflect the strength of both our operating businesses and our asset management franchise. We generated record operating FFO in the quarter, and over the last twelve months earned a record $2.8 billion of cash available for distribution and/or reinvestment, underlining the stability and continued growth of our cash flows. With over $75 billion of capital for deployment, our business is stronger than it has ever been.”

Operating Results

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net income attributable to shareholders[1]	$172	$947	$69	$3,845
Per Brookfield share[1,2]	0.10	0.61	(0.02)	2.48
Funds from operations[1,3]	$1,039	$826	$4,288	$4,341
Per Brookfield share[1,2,3]	0.65	0.54	2.70	2.86
Net income[4]	$542	$1,756	$530	$6,744

1.     Excludes amounts attributable to non-controlling interests.
2.     2019 per share amounts have been updated to reflect BAM’s three-for-two stock split effective April 1, 2020.
3.     See Basis of Presentation on page 9 and a reconciliation of net (loss) income to FFO on page 6.
4.     Consolidated basis – includes amounts attributable to non-controlling interests.

Funds from operations (FFO) were $1.0 billion for the quarter and $4.3 billion over the last twelve months. Fee-related earnings were $372 million for the quarter and $1.4 billion over the last twelve months, representing increases of 22% and 36% from the prior periods, respectively. This reflects record fundraising and deployment across our long-term and perpetual private funds, growth in our listed affiliates, and a full year’s contribution of fee-related earnings from our credit business. FFO from invested capital increased 34% from the prior year quarter and was driven by positive results in several of our private equity businesses and financial assets which reversed losses from the second quarter. We also recorded $162 million of disposition gains in FFO. All of this led to overall net income in the quarter of $542 million. Net income attributable to shareholders was $172 million, or $0.10 per share.

Regular Dividend Declaration

The Board declared a quarterly dividend of US$0.12 per share, payable on December 31, 2020 to shareholders of record as at the close of business on November 30, 2020. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We raised $18 billion of private fund capital during the quarter, and approximately $40 billion over the last twelve months. Growth in fee-bearing capital over the last twelve months led to a 36% increase in fee-related earnings over the same period.

Fundraising included $12 billion of previously announced commitments to our latest distressed debt fund and $6 billion of commitments raised across our perpetual core strategies, private credit funds and other co-investments and separately managed accounts. We launched our European core-plus real estate fund during the quarter raising over €1 billion and exceeding its initial target, and our second vintage private infrastructure debt fund has raised over $1.8 billion to date, compared with its predecessor fund of approximately $875 million. Most of our credit funds and perpetual fund strategies earn fees on invested capital, as such the capital raised in the period will become fee-earning as it is invested.

Fee-bearing capital increased $12 billion during the quarter to $290 billion as at September 30, 2020. Growth in fee-bearing capital includes $10 billion of growth across our listed affiliates, as well as $4 billion of capital invested across our credit and perpetual private funds. This growth was partially offset by distributions and the end of the investment period of our third flagship infrastructure fund. We currently also have approximately $30 billion of committed capital across our strategies that will earn $300 million of fees annually once deployed.

We generated $703 million of carried interest during the quarter, and our accumulated unrealized carried interest now stands at $4.0 billion.

We recorded $482 million of realized carried interest into income over the last twelve months, including $42 million during the quarter related to distributions received from the sale of shares in one of our private equity businesses. Real asset transactions slowed meaningfully over the last six months as a result of the economic shutdown, but we have seen the pipeline of deal activity for both private and public market transactions begin to pick up again, and we expect to realize an increasing amount of carried interest as we complete monetizations within our mature vintage flagship funds.

Annualized fee revenues and target carried interest now stand at a run-rate of $6.1 billion.

Growth in fee-bearing capital generated a commensurate increase in annualized fee revenues and target carried interest. Annualized fee revenues and annualized fee-related earnings are now $3.0 billion and $1.4 billion, respectively, and gross target carried interest stands at $3.1 billion, or $1.7 billion net of costs, at our share.

We generated a record $2.8 billion of cash available for distribution and/or reinvestment (CAFDR) over the last twelve months. As at September 30, 2020, we had $76 billion of capital available to deploy into new investments.

Excluding realized carried interest, CAFDR increased 27% over the last twelve month period. The increase is due to the growth in our asset management franchise, and continues to be very resilient due to the contracted and predictable nature of both our fee-related earnings and distributions from listed affiliates.

Deployable capital of $76 billion includes $16 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates and $60 billion of uncalled fund commitments available for new transactions. Liquidity remains very strong for high credit-worthy counterparties such as ourselves, and during the quarter we completed $1 billion of corporate financings across BAM and the listed affiliates. Subsequent to quarter-end, we also issued at a corporate level, $400 million of green subordinated notes with the proceeds to be deployed into eligible green projects.

We invested $14 billion during the current quarter, and $48 billion over the last twelve months.

During the quarter we invested $9 billion of private fund capital, along with $3 billion of co-investment capital, bringing our latest vintage of flagships to approximately 60% committed. We expect to be in the market with our next round of flagship funds shortly, starting with our next flagship real estate fund in early 2021. We funded BPY’s purchase of close to $1 billion of its units/shares through substantial and normal-course issuer bids, and repurchased approximately $100 million of BAM shares since quarter end. We will remain active with repurchases as long as the shares continue to trade at meaningful discounts to our view of their underlying value. We also continued to increase the public floats of Brookfield Infrastructure Corporation (BIPC) and Brookfield Renewable Corporation (BEPC) by selling approximately $500 million of shares in those two securities into the markets.

BAM Reinsurance

We intend to distribute, in the first half of 2021, a special dividend in the form of a newly created “paired” entity, Brookfield Asset Management Reinsurance Partners (“BAM Reinsurance”). We expect this special dividend to be approximately $500 million, or approximately 33 cents per share of BAM. BAM Reinsurance is the entity through which Brookfield will conduct its reinsurance and other related activities for the benefit of all shareholders of both entities.

BAM Reinsurance will be a paired share to Brookfield Asset Management Inc. and will aim to replicate the success of the structure used by us to create Brookfield Renewable Corporation and Brookfield Infrastructure Corporation. BAM Reinsurance will allow us to grow our reinsurance business in the most efficient fashion, and also provide flexibility to Brookfield’s shareholders in how they can own their interests in Brookfield. The attributes of these shares should be more attractive to some groups of shareholders.

As with our other paired entities, the Class A shares of BAM Reinsurance will be structured with the intention of being economically equivalent to the Class A shares of BAM. Each share of BAM Reinsurance will have the same dividend as a BAM share and shares of BAM Reinsurance will be exchangeable into shares of Brookfield at the shareholder’s option. Our infrastructure, renewable, and property partnerships successfully implemented this type of structure, pairing entities with shares having economic equivalency with their associated publicly traded units. In a similar manner, BAM Reinsurance will offer Brookfield shareholders an alternative security through which to hold their interests in the business and are expected to trade substantially at the same price as shares of Brookfield.

In order to launch BAM Reinsurance, Brookfield intends to pay a special dividend in the form of a fraction of a share of BAM Reinsurance for a given number of Class A shares of Brookfield. Details will be provided at the time of the declaration of the dividend, but from a corporate perspective, the transaction will be analogous to a stock split as it will not result in any underlying change to aggregate cash flows or net asset value, except for the adjustment for the number of shares outstanding and owned by all shareholders.

“BAM Reinsurance is intended to provide our shareholders with a choice of holding either shares of Brookfield or the new shares of BAM Reinsurance, depending on what is most attractive to them based on their own circumstances,” stated Nick Goodman, Chief Financial Officer of Brookfield. “The very positive market reception, including in the case of the most recent listing of Brookfield Renewable Corporation, has encouraged us to offer a similar structure for our own shareholders, enhancing shareholders’ ability to meet their own financial planning objectives, while also facilitating the growth of our overall organization.”

The special dividend will require the filing of a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission and a preliminary prospectus with the Canadian securities regulatory authorities. BAM Reinsurance also intends to apply to list its class A shares in the United States on the NYSE and in Canada on the TSX. Subject to the receipt of all regulatory approvals, Brookfield anticipates completing the special distribution in the first half of 2021.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	September 30		December 31
		2020		2019
Assets
Cash and cash equivalents		$8,723		$6,778
Other financial assets		15,997		12,468
Accounts receivable and other		22,015		21,971
Inventory		10,374		10,272
Equity accounted investments		40,911		40,698
Investment properties		96,495		96,686
Property, plant and equipment		89,895		89,264
Intangible assets		25,245		27,710
Goodwill		13,872		14,550
Deferred income tax assets		3,556		3,572
Total Assets		$327,083		$323,969

Liabilities and Equity
Corporate borrowings		$8,587		$7,083

Accounts payable and other		46,656		44,767
Non-recourse borrowings in entities that we manage		140,230		136,292
Subsidiary equity obligations		3,989		4,132
Deferred income tax liabilities		14,314		14,849

Equity
Preferred equity	$4,145		$4,145
Non-controlling interests in net assets	80,156		81,833
Common equity	29,006	113,307	30,868	116,846
Total Liabilities and Equity		$327,083		$323,969

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2020	2019	2020	2019
Revenues	$16,249	$17,875	$45,664	$50,007
Direct costs	(12,372)	(13,910)	(34,527)	(38,880)
Other income and gains	34	51	304	972
Equity accounted income (loss)	139	414	(704)	1,761
Expenses
Interest	(1,757)	(1,926)	(5,324)	(5,375)
Corporate costs	(25)	(23)	(74)	(72)
Fair value changes	(31)	394	(1,598)	(835)
Depreciation and amortization	(1,470)	(1,299)	(4,255)	(3,567)
Income tax	(225)	180	(594)	(295)
Net income (loss)	$542	$1,756	$(1,108)	$3,716

Net income (loss) attributable to:
Brookfield shareholders	$172	$947	$(777)	$1,961
Non-controlling interests	370	809	(331)	1,755
	$542	$1,756	$(1,108)	$3,716

Net income (loss) per share[1]
Diluted	$0.10	$0.61	$(0.53)	$1.24
Basic	0.10	0.62	(0.53)	1.26

1. Adjusted to reflect the three-for-two stock split effective April 1, 2020.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net income	$542	$1,756	$530	$6,744
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	602	180	2,884	274
Fair value changes	31	(394)	1,594	578
Depreciation and amortization	1,470	1,299	5,564	4,494
Deferred income taxes	21	(464)	26	(1,671)
Realized disposition gains in fair value changes or prior periods	161	190	915	972
Non-controlling interests	(1,788)	(1,741)	(7,225)	(7,050)
Funds from operations[1,2]	$1,039	$826	$4,288	$4,341

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Asset management	$399	$345	$1,663	$1,461
Real estate	90	271	746	1,514
Renewable power	64	44	762	381
Infrastructure	244	103	570	454
Private equity	249	154	740	867
Residential	37	42	104	90
Corporate	(44)	(133)	(297)	(426)
Funds from operations[1,2]	$1,039	$826	$4,288	$4,341

Per share[3,4]	$0.65	$0.54	$2.70	$2.86
  Non-IFRS measure – see Basis of Presentation on page 9.
  Excludes amounts attributable to non-controlling interests.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net income	$542	$1,756	$530	$6,744
Non-controlling interests	(370)	(809)	(461)	(2,899)
Net income attributable to shareholders	172	947	69	3,845
Preferred share dividends	(34)	(38)	(144)	(150)
Dilutive effect of conversion of subsidiary preferred shares	9	(17)	38	(53)
Net income (loss) available to common shareholders	$147	$892	$(37)	$3,642

Weighted average shares[1]	1,511.7	1,434.1	1,505.7	1,434.3
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1,2]	24.7	36.1	—	32.0
Shares and share equivalents[1]	1,536.4	1,470.2	1,505.7	1,466.3

Diluted earnings per share[1,3]	$0.10	$0.61	$(0.02)	$2.48
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Fee-related earnings[1], excluding performance fees	$323	$306	$1,250	$1,034
Our share of Oaktree’s distributable earnings	41	—	196	—
Distributions from investments	459	333	1,706	1,539
Other wholly owned investments	46	1	(3)	(14)
Corporate interest expense	(98)	(87)	(370)	(342)
Corporate costs and taxes	(37)	(9)	(166)	(139)
Preferred share dividends	(34)	(38)	(144)	(150)
Add back: equity-based compensation	23	20	93	84
Cash available for distribution and/or reinvestment before carried interest	723	526	2,562	2,012
Realized carried interest, net, excluding Oaktree[1,2]	24	39	188	427
Cash available for distribution and/or reinvestment	$747	$565	$2,750	$2,439

1.     Excludes our share of Oaktree’s fee-related earnings and carried interest.
2.     Non-IFRS measure – see Basis of Presentation on page 9.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2020, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2020, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2020 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 2235277) at approximately 10:50 a.m. EST. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ3-2020. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight November 19, 2020. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 2235277).

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $575 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Cash available for distribution and/or reinvestment, which is referring to the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this News Release include statements referring to the future state of the economy and markets; the expected future deployment of capital, including to repurchase shares; dispositions and the associated realized carried interest; as well as statements regarding the results of future fundraising efforts. In addition, forward-looking statements contained in this News Release include statements regarding the formation, business, and performance of BAM Reinsurance, as well as the expected trading price of its shares.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing and developing COVID-19 pandemic and the global economic shutdown, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxiv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Investors and other readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.